MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at August 14, 2020 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the three months ended June 30, 2020.  The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2020 and 2019, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2020.  We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.  Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements").  All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea and canola proteins as well as pea protein / canola protein blends;
  development of commercial applications for soy, pea and canola protein proteins as well as pea protein / canola protein blends;
  ability to produce proteins in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019 liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company and its joint venture partners' ability to construct, commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019 delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property; and
  risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed an extensive portfolio of composition, application, and process patents originating from our core protein extraction and purification technology.  Our technology cover novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a commercial production facility in Manitoba, Canada where it will produce, under license, Burcon's novel pea and canola protein ingredients.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 287 issued patents worldwide, including 70 issued U.S. patents, and in excess of 250 additional patent applications, 43 of which are U.S. patent applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

NEW PROTEIN BLENDS

On May 23, 2019, Burcon introduced its new pea protein and canola protein blends:  Nutratein-PS™ and Nutratein-TZ™.  These new protein blends have exceptional functional characteristics, low allergenicity, and a nutritional value that exceed those of the standard pea proteins available on the market today.

Canola is grown for its highly prized oil, with heart-healthy properties and renowned culinary qualities.  Up until now, after the pressing the oil from canola, the residual meal has predominantly been sold as animal feed.  Burcon's technology unlocks the protein from canola meal for human consumption in the form of highly purified protein ingredients with exceptional functional properties and unique nutritional value.  Burcon extracts and purifies two distinctly different canola protein fractions branded under the names Puratein® and Supertein®, both of which achieved US self-affirmed GRAS ("Generally Recognized As Safe") status in 2008, and the US Food and Drug Administration ("US-FDA") formally acknowledged receipt of Burcon's GRAS notification for Puratein® and Supertein® in 2010.

Field peas offer important advantages to consumers, and to farmers as their production is environmentally friendly while being a good source of protein, with numerous applications in dairy-free foods, vegetarian foods, meat analogues, sports and slimming foods, senior nutrition and clinical nutrition products.  Burcon's Peazazz® pea protein has exceptionally clean flavour characteristics and is well-suited for use in beverages, dairy alternative products, meal replacements and meat analogues, as well as a variety of other healthy and great tasting food and beverage product applications.  Burcon successfully obtained self-affirmed GRAS status for its Peazazz® and Peazac® pea protein products in 2017 and the US-FDA formally acknowledged receipt of Burcon's GRAS notification for Peazazz® and Peazac® in October 2019.

While pea is a good source of protein, its nutritional value falls below that of animal protein such as dairy protein or egg protein, due to its low levels of the amino acids, methionine, and cysteine.  In contrast, Burcon's canola protein is uniquely rich in these same amino acids.  By blending Burcon's pea and canola proteins, Burcon can offer plant protein ingredients with a nutritional value equaling or exceeding that of animal proteins like dairy and egg.

The method accepted by the US-FDA, Food and Agriculture Organization and the World Health Organization for evaluating the nutritional qualify of a protein is referred to the Protein Digestibility Corrected Amino Acid Score ("PDCAAS"), with the highest possible score being 1.0.  The protein in cow's milk and eggs are examples of proteins with a PDCAAS of 1.0.  Peas have a PDCAAS score of less than 0.8; however, Burcon's blends of pea and canola protein have PDCAAS of 1.0, equaling the gold standard of dairy protein.

Burcon's blend of its Peazazz® pea protein and Supertein® canola protein, branded as Nutratein-PS™, has a clean flavour profile with high solubility, making it suitable for fortifying dairy-alternative beverages such as almond milk, or to formulate a stand-alone beverage with a nutritional value consistent with cow's milk.  Burcon's blend of its Peazac® pea protein, and Supertein® canola protein, has been branded Nutratein-TZ™, which has functional properties that are ideally suited in the formulation of plant-based meat products such as veggie burgers, or veggie sausages.  Both Nutratein products are over 90% pure protein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

MERIT FUNCTIONAL FOODS CORPORATION

On May 23, 2019, Burcon, through its newly-formed wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a shareholders agreement (the "Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Partners") to become shareholders of Merit Functional Foods Corporation ("Merit Foods").  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Merit Foods is currently building and commissioning an initial protein production facility (the "Flex Production Facility") in Western Canada.

Burcon Holdings holds 40%, RBT Holdco holds 40% and Crew Holdco holds 20% of the issued and outstanding shares of Merit Foods.  Each of Ryan Bracken and Barry Tomiski (and their respective family) beneficially owns a 50% interest in RBT Holdco.  Crew Holdco is wholly owned by Shaun Crew and his family.  Messrs. Bracken, Tomiski and Crew are veterans of the agri-foods industry, most notably demonstrated by the rapid growth and successful sale of Hemp Oil Canada Inc. ("HOCI").  Originally founded by Mr. Crew in 1998, HOCI grew to become the world's largest producer and processor of bulk hemp foods products and ingredients.  Messrs. Bracken, Tomiski and Crew's association with HOCI ended with the recent acquisition of FHF Holdings Ltd. (the parent company of Manitoba Harvest Hemp Foods including HOCI) by Tilray Inc.

Under the Shareholders Agreement, Burcon Holdings may agree to provide additional capital to Merit Foods, either as an equity contribution or as a shareholder loan, to finance budget increases and/or scope changes in the development, construction and commission of the Flex Production Facility, but is not obligated to do so.  Burcon Holdings may agree to provide additional support to Merit Foods in connection with such financing.  Support may come in the form of additional capital contributions by way of a further equity contribution or as a shareholder loan, a limited recourse guarantee or otherwise.

On May 23, 2019, Burcon entered into a license and production agreement (the "License Agreement') with Merit Foods to license the technology required to produce, market and sell Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").  Under the terms of the License Agreement, Merit Foods has the exclusive rights over Burcon's pulse proteins (including pea) and canola protein technologies across all geographic regions and all product uses (the "License").  Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.  Burcon will be responsible for the technology transfer to Merit Foods and is also providing assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility.

Under the License Agreement, Merit Foods is to develop, build and commission an initial production facility in Western Canada within a specified amount of time to manufacture the Products.  Merit Foods will also, within a specified time period, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products to develop, build and commission a full commercial scale production facility (the "Full Commercial Production Facility").  If Merit Foods expands production to the Full Commercial Production Facility, the royalty rate will be reduced to a lower percentage rate.  The royalty rate may also be reduced if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The License Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the License Agreement.  The License Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions.  As long as the License is exclusive, Burcon is responsible for the filing, prosecution and maintenance of Burcon patent rights in certain countries.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.

In accordance with the Shareholders Agreement, Burcon Holdings and the Partners made their capital loan advances (the "Initial Capital Loan Advances") in June 2019 by way of shareholder loans to Merit Foods in the aggregate of $10.0 million.  Burcon Holdings and the Partners made further loan advances to Merit Foods in the amounts of $10.0 million in September 2019, $7.5 million in December 2019 and $5.0 million in February 2020 (the "Additional Capital Loan Advances") (the Initial Capital Loan Advances and the Additional Capital Loan Advances, together referred to as the "Merit Shareholder Loans").  To-date, all the shareholders of Merit Foods have contributed an aggregate of $32.5 million into Merit Foods.

As at June 30, 2020, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

(in thousands of dollars):

	Investment in Share capital	Capital Contribution	Loan receivable	Total net investment

At inception to December 31, 2019	-	-	11,000	11,000
Modification to loan terms	-	8,872	(8,872)	-
Capital loan advance, February 2020	-	1,613	387	2,000
Share of loss in Merit foods	-	(940)	-	(940)
Interest accretion	-	-	145	145

Net Investment in Merit Foods, March 31, 2020	-	9,545	2,660	12,205
Share of loss in Merit foods	-	(382)	-	(382)
Interest accretion	-	-	73	73

Net Investment in Merit Foods, June 30, 2020	-	9,163	2,733	11,896

On inception, the Merit Shareholder Loans were recorded as a loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  They are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at this date, resulting in a reduction of the fair value was been transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three months ended June 30, 2020, Burcon has recorded interest accretion of $73,810 (2019 - $nil).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

During the second fiscal quarter of fiscal 2020, Merit Foods completed the purchase of the land, on which the Flex Production Facility is being constructed.  In May 2020, Merit Foods announced that it is expanding the production capacity of the Flex Production Facility currently under construction in Winnipeg, Manitoba.  The design changes of the facility will facilitate future production capacity expansions and the larger footprint of the Flex Production Facility will enable Merit Foods to economically scale the throughput as compared to the initial capacity.  Merit Foods is building a 94,000 square foot production facility to produce the Products and the Flex Production Facility is expected to be completed in the fourth calendar quarter of 2020.  Merit Foods believes it will be the only commercial facility in the world with the capability to produce food grade non-GMO canola proteins.

On January 10, 2020, Merit Foods announced it has received a co-investment from Protein Industries Canada ("PIC") to help facilitate the rapid growth of Merit Foods.  PIC is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.  It is one of Canada's five innovation superclusters, which are government-initiated efforts to significantly boost Canada's job market, GDP, research and innovations.

In May 2020, Burcon announced that Merit Foods has secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce.  Merit Foods' shareholders, including Burcon Holdings, were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6.5 million of this amount is permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which is secured by a term deposit with HSBC in the same amount.  In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan and the commitment by Burcon Holdings to maintain the LC will terminate no later than September 30, 2020, unless extended by mutual agreement.  The Merit Loan bears interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Under the Merit Loan Agreement, Burcon Holdings has the option to contribute the amount of the Merit Loan as a capital contribution to Merit Foods in certain circumstances including if the other shareholders of Merit Foods are unable to deliver a letter of credit in favour of EDC for their entire pro rata share of the LC amount by September 30, 2020.  If EDC draws on the LC prior to September 30, 2020 and each of the other shareholders of Merit Foods are unable to reimburse Burcon Holdings for such other shareholder's entire pro rata share of the amount of such draw within the time period set out in the Merit Loan Agreement, then the draw amount will be deemed a capital contribution by Burcon Holdings and Burcon Holding's shareholding interest in Merit Foods will be increased.

In addition, Burcon has provided a guarantee in favour of EDC's senior loan facility and subordinate loan facility to Merit Foods (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees is limited to $4.0 million.  The Guarantees contain provisions dealing with when Burcon's guarantee may be reduced in the event that Merit Foods is able to obtain certain other government sources of funding, subject to certain conditions being met.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

In June 2020, Burcon announced that Merit Foods has secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada's Agrilnnovate Program ("AIP").  Merit has now secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and PIC.  It is expected that Burcon's portion of the Guarantees will be released in stages over time as Merit Foods draws down on the $10 million AIP Loan.

Burcon Holdings and the other Merit Foods shareholders have also provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the other Merit Foods shareholders (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

As noted above, Burcon has a 40% investment in Merit Functional Foods Corporation.  There is no contingent issuance of securities by the equity investee that might significantly affect Burcon's share of profit or loss.  The following is the summarized financial information of the investee:

Summary financial information of Merit Foods

(Unaudited, in thousands of dollars)

	June 30, 2020	March 31, 2020

Total assets	78,249	41,885
Total liabilities	55,343	18,024

	Three months ended June 30, 2020	Period ended June 30, 2019[1]

Total revenue	539	-
Loss and comprehensive loss for the period	(955)	(117)

Merit Foods has placed purchase orders for long lead-time processing equipment that will be incorporated into the Flex Production Facility and initiated collaboration discussions with several strategic food and beverage companies.  In addition, Merit Foods has added key hires and is well into the process of building out its management team.  Merit's management, together with Burcon's technical and engineering team in Winnipeg, plus third-party engineers and consultants, are working on the development of the Flex Production Facility.

______________________________________
1Merit Foods was incorporated on May 15, 2019.  As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to June 30, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

NESTLE COLLABORATION

On January 24, 2020, the Company announced that Burcon, Nestlé and Merit Foods have entered into a joint development agreement to tailor Burcon and Merit's plant-based proteins for use in Nestlé food and beverage applications.  The joint agreement commences what is intended to be a long-term relationship among the parties covering ongoing innovation and the future supply of Burcon and Merit's plant-based proteins from the Flex Production Facility.  The partnership combines Nestlé's expertise in the development, production and commercialization of plant-based foods and beverages with Burcon's proprietary plant protein extraction and purification technology, while leveraging Merit Foods' plant protein production capabilities.  The aim of the joint development is to tailor the functionality of Burcon and Merit's plant proteins, to be supplied from Merit's Flex Production Facility, for use by Nestlé in plant-based meat and dairy alternatives.  The Winnipeg Technical Centre has been working with Nestlé's scientists and food developers to tailor Burcon's pea and canola proteins for product development.

CONVERTIBLE DEBENTURES

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totaling $2 million in principal amount.  Each Debenture consists of $1,000 principal amount, bears interest at a rate of 8.5% per annum, payable semi-annually in arrears and be unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon will be payable in cash on December 10, 2022.  The Debentures will be convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  Burcon will have the right, at its sole discretion, to force the conversion of the Debentures if the shares trade at or above $2.15 for a period of 14 consecutive trading days.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

The Debentures are a level 3 financial liability with an embedded conversion feature.  As a result, the debt and equity components were bifurcated and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component is accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive loss.  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the three months ended June 30, 2020, the Company recorded interest expense of $375,324 (2019 - $nil).

For the three months ended June 30, 2020, an aggregate of $960,000 in principal amount of Debentures was converted for 914,283 common shares.  Subsequent to the quarter-end, an additional $644,500 in principal amount of Debentures were converted for 613,808 common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The Company utilized a portion of the net proceeds from the Debentures to make further Additional Capital Loan Advances to Merit Foods of $3.0 million in December 2019 and $2.0 million in February 2020.

EQUITY OFFERING

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants.  All Warrants were outstanding as at March 31, 2020.  Subsequent to the quarter-end, Warrants were exercised for 79,500 common shares.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants.  All Agents' Warrants were outstanding as at  June 30, 2020.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

The Company is using the net proceeds of the Offering and the balance of the net proceeds from the Debentures for further development of its extraction and purification technologies and pursue new related products, pursue and develop new applications from functional attributes of Burcon's proteins and carry out research on protein extraction from various plant sources.  Burcon will also continue work to tailor its plant-based proteins for use in Nestlé food and beverage applications.  Burcon also intends to use the net proceeds to maintain, further strengthen and expand the Company's intellectual property portfolio.  Burcon is obligated to prosecute and maintain its pea and canola patent portfolios under its License Agreement with Merit foods.  Additionally, Burcon intends to continue to file additional patent applications to protect discoveries arising from its research and development activities.  Burcon also intends to use the net proceeds for expansion initiatives and to provide for general working capital.

RIGHTS OFFERINGS

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121 and net proceeds of $15.3 million.  Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder.  Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The Company's directors, officers and persons controlling over 10% of the common shares of the Company, (collectively, the "Insiders") agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 has been used to repay the convertible note and accrued interest to Large Scale and $1,607,183 has been used to repay the Loan and accrued interest to Large Scale.  Burcon also made its Initial Capital Loan Advance of $4.0 million to Merit Foods in June 2019 and its Additional Capital Loan Advance of $4.0 million to Merit Foods in September 2019.

2018 Rights Offering

On February 13, 2018, the Company completed a rights offering (the "2018 Rights Offering") for 6,114,361 common shares at $0.57 per common share for gross proceeds of $3,485,186, and net proceeds of $3.4 million.  As consideration for providing a standby guarantee to purchase such common shares that were available to be purchased that would have resulted in a minimum of 4,728,397 common shares being issued under the 2018 Rights Offering, Dr. Allan Yap ("Dr. Yap"), the Company's former Chairman and Chief Executive Officer, received share purchase warrants ("Standby Warrants") to acquire up to 1,182,099 common shares at an exercise price of $0.69 per common share that were exercisable up to February 13, 2020.  Pursuant to the terms of the Standby Warrants, the exercise price was adjusted upon completion of the 2019 Rights Offering from $0.69 per share to $0.45 per share.  Burcon recorded a warrant valuation adjustment of $85,421 during the first quarter of fiscal 2020.  The Standby Warrants were fully exercised during fiscal 2020.

CONVERTIBLE NOTE

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount").  Firewood, through its shareholdings in Large Scale and Great Intelligence Limited ("Great Intelligence"), has significant influence over the Company, and is wholly owned by Mr. Alan Chan, a director of the Company.

The Note bore interest at 8% per annum, compounded monthly.  The Principal Amount and accrued interest were payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the "Maturity Date"), or voluntary prepayment by the Company.  Under the Note, Large Scale could convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company commencing on or after July 1, 2016 and up to and including the Maturity Date.  Pursuant to the terms of the Note, the conversion price was adjusted upon completion of Burcon's rights offering that completed in 2016 to $3.99 per share and further adjusted upon the completion of Burcon's 2018 Rights Offering to $3.94 per share.

Burcon had the right, before the Maturity Date, upon written notice to Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%.  The payment of the Principal Amount and all accrued and unpaid interest thereon would be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019.  The Amendment also provided Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019.  The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability.  Under the terms of the Note, there are certain conditions where the conversion price may be adjusted.  Therefore, in accordance with International Financial Reporting Standards ("IFRS"), an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.  The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions:  expected volatility of 63%; expected dividend per share of nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years.  The assumptions as at March 31, 2019 were as follows:  expected volatility of 99%, expected dividend per share of nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years.  The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note.  As at March 31, 2019, the fair value of the net derivative liability was estimated to be $5,384.  Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability was expensed as financing expense during the first quarter of fiscal 2020.

SHORT-TERM LOAN

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the "Short-term Loan").  On March 27, 2019, Burcon and Large Scale amended the loan (the "Loan Amendment") to increase the principal amount available to $1.5 million.  The Loan Amendment provided the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.  During the three months ended June 30, 2019, the Company drew down $250,000 to the maximum principal amount available under the Loan.

The Short-term Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion.  Burcon paid Large Scale a commitment fee of 1%, or $15,000, on the principal amount available under the Short-term Loan.  The amounts drawn on the Short-term Loan and the accrued interest was payable on the earlier of June 3, 2019, the occurrence of an event of default as set out in the Short-term Loan, or voluntary prepayment by the Company.

In connection with the 2019 Rights Offering, Large Scale exercised its right to offset the amounts due under the Short-term Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019 for $1,436,629 against the principal amount.  The balance of the balance of the principal amount of $63,371and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  To-date, the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations or Merit Foods' construction progress.

NEW DIRECTOR APPOINTMENTS

On July 6, 2020, Burcon appointed Ms. Debora Fang as a director to its board of directors.  Ms. Fang has 20 years' of experience in the consumer goods industry, across mergers and acquisitions, strategy, and marketing roles for Unilver (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  She is now an independent advisor for private equity and strategic clients in the food arena as well as a private investor.

In July 2019, Burcon appointed Mr. Calvin Chi Leung Ng as a director to its board of directors.  Mr. Ng is a director or Large Scale and Great Intelligence.  Mr. Ng is the group legal counsel for ITC Properties Limited, a real estate property development and investment company.  Mr. Ng has over 20 years' experience of advising on and executing corporate and commercial transactions in law firms and private sectors.

CLARISOY®

Burcon had entered into a license and production agreement (the "Soy Agreement") on March 4, 2011 with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  Subsequent to the quarter-end, Burcon announced that it and ADM have agreed to terminate the Soy Agreement, effective August 7, 2020.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon on the effective date.  In addition, Burcon and ADM are discussing opportunities for Burcon to acquire certain processing equipment for ADM's CLARISOY® processing facility.

Burcon has not received any significant royalty revenues from ADM's sales of CLARISOY®.  For the three months June 30, 2020, Burcon recorded royalty revenues of $8,515 (2019 - $15,636).

Burcon will provide additional updates on its plans for CLARISOY® in the future.

Other

During fiscal 2018, Burcon applied for accreditation from Health Canada's Office of Controlled Substances to conduct research for the future commercial production of purified cannabinoid extracts.  Burcon subsequently modified its intentions regarding potential cannabis research opportunities to focus instead on cannabis protein extraction and intends to pursue partnering opportunities with growers and suppliers of hemp and cannabis input materials accordingly.  The Company was issued a research license under the Cannabis Act by Health Canada in June 2019.  Given its focus on other business initiatives, Burcon does not plan to conduct research in cannabinoid extracts this fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

Burcon continued work to further the development of a new plant-based protein process, as well as limited research work on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.  Burcon's extraction and purification technologies are versatile and may be adapted to process a range of oilseed and non-oilseed meals to produce specialty proteins, such as flax and hemp.  The demand for plant-based proteins continues to grow and Burcon believes there may be niche market opportunities for its specialty protein ingredients.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins.

Burcon continued the maintenance and prosecution of its patent applications during the quarter ended June 30, 2020.

Burcon currently holds 70 U.S. issued patents over its canola, soy, pea and flax protein processing technologies and canola and soy protein isolate applications, as well as canola and soy patents covering composition of matter.  In addition, Burcon has a further 43 patent applications currently filed with the U.S. Patent and Trademark Office.

As of the date of this MD&A, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 287 issued patents covering inventions that include the 70 granted U.S. patents.  Currently, Burcon has over 250 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at June 30, 2020, Burcon has not yet generated any significant revenues from its technology.  For the three months ended June 30, 2020, the Company recorded a loss of $1,400,700 ($0.01 per share), as compared to $1,331,980 ($0.03 per share) for the same period last year.  Included in the loss amounts are the following non-cash items:  interest accretion of $73,810 (2019 - $nil), stock-based compensation expense of $63,790 (2019 - $35,080), interest expense of $182,969 (2019 - $nil), share of loss in Merit Foods of $382,176 (2019 - $46,762), amortization of property and equipment of $22,145 (2019 - $14,543), unrealized foreign exchange loss of $1,068 (2019 - $98), warrant valuation adjustment of $nil (2019 - $85,421), and change in fair value of convertible note derivative liability of $nil (2019 - $5,384).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	2020	2019
Salaries and benefits	88	250
Laboratory operation	6	57
Rent	5	19
Amortization of property and equipment	2	13
Analyses and testing	-	13
Travel and meals	-	4
	101	356

Effective July 1, 2019, the Company determined that it had met all the criteria of deferring development costs ("DDC") with respect to its pea and canola proteins and has been deferring its expenditures relating to pea and canola to deferred development costs.  For the three months ended June 30, 2020, Burcon  deferred approximately $275,000 of R&D costs.  Under the Services Agreement with Merit Foods, Burcon also has been producing inventory saleable to Merit Foods' potential customers for product evaluation.  This has contributed to about $153,000 R&D costs that have been allocated to inventory production.  Before the cost deferral and allocation to inventory production, total R&D costs increased by about $128,000.  The increase is due primarily to increases in salaries and benefits.

Intellectual property expenses

(in thousands of dollars)

	2020	2019
Patent fees and expenses	139	360
Trademark	-	1
	139	361

As noted in the R&D section, the Company began deferring costs related to its pea and canola technology in the second quarter of fiscal y2020 including related patent fees and expenses.  During the three months ended June 30, 2020, Burcon deferred about $232,000 of patent fees and expenses for its pea and canola patent portfolio to deferred development costs.  Before the cost deferral, patent fees and expenses remained relatively unchanged from the same quarter last year.

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.  From inception, Burcon has expended $20.1 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

General and administrative ("G&A") expenses

(in thousands of dollars)

	2020	2019
Salaries and benefits	460	226
Professional fees	92	67
Office supplies and services	43	41
Investor relations	35	22
Other	13	20
Financing expense	10	3
Transfer agent and filing fees	4	3
Travel and meals	-	15
	657	397

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $49,000 (2019 -$16,000).  The higher expense incurred in the current quarter of last year is due to options granted in the fourth quarter of fiscal 2020 that had a higher valuation.

The cash portion of salaries and benefits increased by $200,000.  The increase is due mainly to bonuses of $130,000 approved during the quarter for fiscal 2020, and salary increases effected at the beginning of this quarter.  Directors' fees also increased by $17,000, due to more meetings held this quarter, as well as  the addition of a director in July 2019.

Professional fees

Professional fees increased by about $25,000 over the same period last year.  The increase was due primarily to an increase of $51,000 in legal fees incurred for Merit Foods' financing and other matters.  The increase was offset by a decrease of $25,000 in consulting costs due to the write-off during the first quarter of fiscal 2020 of engineering consulting costs incurred in previous years that have been determined not to be usable for the Flex Production Facility.

Investor relations

Investor relations expenses increased by $13,000 over the same period last year, due mainly to higher U.S. investor relations consulting fees.

LIQUIDITY AND FINANCIAL POSITION

At June 30, 2020, the Company had cash and cash equivalents of $6.6 million.  As noted above, $6.5 million has been invested in a restricted term deposit to secure the $6.5 million LC issued in favour of the EDC.  The LC and the related security are expected to be terminated no later than September 30, 2020, unless extended by mutual agreement between Burcon Holdings and Merit Foods.  In addition, Burcon has issued a Guarantee for a maximum amount of $4.0 million in favour of EDC for its loan facilities with Merit Foods.  The Guarantee may be reduced in the event that Merit Foods is able to obtain certain other government sources of funding.  With the announcement of the $10 million AIP Loan, it is expected that Burcon's portion of the Guarantees will be released in stages over time as Merit Foods draws down on the AIP Loan.  Assuming the LC terminates by September 30, 2020, Burcon's guarantee with the EDC is released within the next 12 months and Burcon Holdings is not required to make payment under the AIP Guarantee, management estimates the cash resources to be sufficient to fund its operations to September 2022.  The estimated date excludes proceeds from outstanding convertible securities and royalty revenues from its License Agreement.  If Burcon does not receive sufficient royalties from its license agreements, Burcon will require additional capital beyond this date to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The net cash used in operations during the three months ended June 30, 2020 was $688,000, as compared to $1,719,000 last year.  The decrease in the net cash used in operations of $1,031,000 is mainly attributed to changes in non-cash working capital items that contributed to $698,000 of the decrease, higher management fee income of $104,000, interest and other income of $144,000, R&D expenses and intellectual property expenses of $595,000 that were capitalized to deferred development costs or allocated to inventory production, offset by higher R&D expenses of $79,000, G&A expenses of $162,000, intellectual property expenses of $11,000, interest expense of $258,000, and a decrease in royalty income of $7,000.

At June 30, 2020, Burcon had working capital of $5.9 million (March 31, 2020 - $14.2 million).  As at June 30, 2020, Burcon was not committed to significant capital expenditures.  Burcon may incur up to $500,000 in additional capital expenditures if modifications or further upgrades are required to the Winnipeg Technical Centre ("WTC").  Burcon is continuing to limit the prosecution of certain patent applications and defer the maintenance fees for certain non-core patent applications.  This does not affect the strength of Burcon's patent portfolio.  Burcon expects to expend up to $1.1 million in patent expenditures for the balance of this fiscal year.  With the termination of the ADM license and production agreement, Burcon will further review its soy patent portfolio for possible reductions in patent fees and disbursements.

FINANCIAL INSTRUMENTS

The Company's financial instruments are its cash and cash equivalents, amounts receivable, loan to Merit Foods, and accounts payable and accrued liabilities, accrued interest, deferred revenue, and convertible debentures.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Loan to Merit Foods that bears interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three months ended June 30, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.21% per annum (2019 - 1.82% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at June 30, 2020 is estimated to be a $131,000 increase or decrease in interest income per year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

Liquidity risk

The Company manages liquidity risk through the management of its capital structure.  It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.  The Company's estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at June 30, 2020 is $9,871,022, of which $1,271,645 is due within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the Merit Loan approximates the carrying value as at June 30, 2020 given the risk profile of Merit Foods has not changed substantially since the issue date of the Merit Loan.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2020 and March 31, 2020:

(in thousands of dollars)

As at June 30, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	6,623	-	6,623
Restricted cash	-	6,500	-	6,500
Amounts receivable	-	307	-	307
Loan to Merit Foods	-	2,734	-	2,734
Total	-	16,164	-	16,164

Financial liabilities
Accounts payable and accrued liabilities	-	-	954	954
Accrued interest	-	-	42	42
Deferred revenue	-	-	276	276
Lease liability	-	-	59	59
Convertible debentures	-	-	6,223	6,223
Total	-	-	7,554	7,554

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

As at March 31, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash and cash equivalents	-	15,031	-	15,031
Amounts receivable	-	332	-	332
Loan to Merit Foods	-	2,660	-	2,660
Total	-	18,023	-	18,023

Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067	1,067
Accrued interest	-	-	249	249
Deferred revenue	-	-	276	276
Convertible debentures	-	-	6,731	6,731
Total	-	-	8,323	8,323

Currency risk

In June 2020, the Company entered into certain forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for its U.S. denominated liabilities.  As at June 30, 2020 and March 31, 2020, the Company is exposed to currency risk for the following assets and liabilities denominated in U.S. dollars:

	June 30, 2020	March 31, 2020
U.S. Dollars (in thousands)
Cash and cash equivalents	19	22
Amounts receivable	6	3
Accounts payable and accrued liabilities	-	(41)
Net exposure	25	(16)

Canadian dollar equivalent (in thousands)	34	(23)

Based on the above net exposure at June 30, 2020, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $3,000 (March 31, 2020 - $2,000) in the Company's loss from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

OUTSTANDING SHARE DATA

As at June 30, 2020, Burcon had 97,713,921 common shares outstanding, 4,507,606 stock options outstanding exercisable at a weighted average exercise price of $3.32 per share, 4,229,286 share purchase warrants that were convertible to an equal number of common shares at an exercise price of $2.00 per share, and convertible debentures that were convertible to 8,133,333 common shares.

As at the date of this MD&A, Burcon has 98,407,229 common shares outstanding, and 4,507,606 stock options that are convertible to an equal number of shares at a weighted average exercise price of $3.32 per share, 4,149,786 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.00 per share, and convertible debentures that are convertible to 7,519,523 common shares.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
Revenue, foreign exchange gain, interest and other income, management fee income	267	268	221	172
Loss for the period	(1,401)	(1,121)	(788)	(697)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	Three months ended
	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
Revenue, foreign exchange gain, interest and other income	27	105	34	15
Loss for the period	(1,332)	(1,245)	(1,155)	(1,301)
Basic and diluted loss per share	(0.03)	(0.03)	(0.03)	(0.03)

Included in the first quarter of fiscal 2020 is a gain of $5,000 for the change in the fair value of the derivative liability related to the Note.  Included in the losses of the current quarter, the first, second, third and fourth quarters of fiscal 2020, and the second and third and fourth quarter of fiscal 2019 are $64,000, $33,000, $17,000, $12,000, $424,000, $65,000, $60,000, and $60,000, respectively, of stock-based compensation expense.

Included in the current quarter of this fiscal year, the second and fourth quarter of fiscal 2019 are foreign exchange losses of $1,000, $5,000 and $6,000, respectively.  Included in the fourth quarter of fiscal 2020, the third quarter of fiscal 2019 are foreign exchange gains of $3,000, $12,000, respectively.  Included in the first quarter of fiscal 2020 is a valuation adjustment of $85,000 from the change in exercise price of the warrants issued under the 2018 Rights Offering.  Included in the second quarter of fiscal 2019 is non-cash financing expense of $145,000 related to the difference between the fair value of the standby warrants issued and the derivative liability pursuant to the 2018 Rights Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is related by virtue of common directors, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three months ended June 30, 2020 is $4,584 (2019 - $18,752) for office space rental.

For the three months ended June 30, 2020, included in general and administrative expenses (management fees) is $648 (2019 - $458) for administrative services provided.  At June 30, 2020, $186 (March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the three months ended June 30, 2020, included in interest and other income is $4,716 (2019 - $4,258) for legal and accounting services provided by the Company.  At June 30, 2020, $451 (March 31, 2020- $1,785) of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three months ended June 30, 2020, included in interest and other income is $104,600 (2019 - $960) for services provided and $77,048 of samples sold to Merit Foods, of which $61,259 was included in amounts receivable at June 30, 2020 (March 31, 2020 - $110,594).

Merit Foods also provides certain technical and consulting services to Burcon.  For the three months ended June 30, 2020, Burcon recorded professional fee expense of $10,000 (2019 - $nil), of which $3,280 was included in accounts payable and accrued liabilities as at June 30, 2020.

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the period ended June 30, 2020, Burcon recorded interest income of $67,671 (2019 - $nil) related to the Merit Loan, which was included in amounts receivable as at June 30, 2020 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the quarter, the Company made convertible debenture interest payments of $85,000, in aggregate, to these directors and officer.

Burcon had the Loan and Note with Large Scale, a company that is wholly owned by Firewood.  For the three months ended June 30, 2019, included in interest expense is $56,502 related to the Note and $60,756 related to the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,421 as a warrant valuation adjustment for the first quarter of fiscal 2020.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those accounting policies followed in the most recent annual consolidated financial statements, except as discussed below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements.  Actual results could differ from those estimates.

The significant areas where management's judgment is applied are in determining the fair value of stock-based compensation, derivative liability, whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amount of goodwill, and the discount rate used to fair value the loans receivable from Merit Functional Foods following their modification and determining the loan and equity components of the Debentures.

NEWLY ADOPTED ACCOUNTING STANDARDS

Effective April 1, 2019, the Company has adopted IFRS 16, - Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

The Company applied IFRS 16 on a modified retrospective basis and it did not have a significant impact on the consolidated financial statements.

OTCQB LISTING

On February 10, 2020, the Company's common shares were listed on the OTCQB Venture Market under the ticker "BUROF".

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure controls and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended June 30, 2020 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2020 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 287 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 70 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea protein  and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Although Burcon has formed Merit Foods with the Partners to commercialize Burcon's pea and canola proteins, the commercial products manufactured using Burcon's protein and extraction technologies must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted.  There can be no assurance that Burcon's products will meet industry standards.  Even though Puratein®, Supertein® and  Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  Burcon's products have only been produced in small scale batches, and the majority of food or feed ingredient manufacturers will require a substantial testing phase and demonstration of consistent delivery and production capabilities for commercialization.  Although Merit Foods has commenced construction of the planned production facility for Burcon's pea and canola proteins, the construction may be delayed or may not be completed on time.  Therefore, it will be some time before product sales of pea and canola protein will occur.  Until large batches of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years.  These companies also possess far greater financial, marketing and human resources than Burcon.  Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results.  These protein ingredients are proven to be functional, technologically sound, readily available and reliable.

History of operating losses and financing requirements- Burcon has accumulated net losses of approximately $99.8 million from its date of incorporation through June 30, 2020.  While Merit Foods' Flex Production Facility is under construction for the production of Burcon's pea and canola proteins, it will be some time before product sales of pea and canola protein will occur.  There is no assurance that the production facility will be built on time or within budget or that Burcon will be able to make the transition to commercial production.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its product application trials.  Burcon expects to continue to incur substantial losses for the foreseeable future.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's production or business costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $102.5 million from the sale or issuance of equity securities and $9.5 million from the issuance of convertible debentures.  As at June 30, 2020, Burcon had approximately $6.6 million in cash and cash equivalents and restricted cash of $6.5 million.  Burcon believes that it has sufficient capital to fund the current level of operations through September 2022.  Although Burcon has sufficient funds to operate until September 2022, it will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

COVID-19 - Pandemic Risk - The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen starting in June 2020, governments have taken a phased approach and it is not expected that economies will fully return to its pre-COVID-19 state until a vaccine has been developed to treat the virus.  The duration and effects of the COVID-19 pandemic are unknown at this time.  Even though governments worldwide, including Canada have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not significantly affected Burcon's and Merit Foods' business operations to date, it is not possible to predict how long the pandemic will last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

OUTLOOK

For the balance of this fiscal year, Burcon's primary objective is to support Merit Foods to build and commission the pea protein and canola protein production facility and to support market development activities for its protein products, which will include:

  working with its joint venture partners to complete the construction and commissioning of the Flex Production Facility to produce Burcon's pea and canola proteins;

  continue to operate the WTC to produce product samples to support the business of Merit Foods, including supplying food and beverage makers with commercial quantities for product development, consumer trials and regional product launches;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three months ended June 30, 2020 and 2019 conduct further research to develop additional applications for Peazazz® and Peazac® pea proteins, as well as Supertein®, Puratein® and Nutratein® canola proteins and blends into food products;

  continue to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products; and

  support Merit Foods in pursuing regulatory approval of Burcon's Supertein®, Puratein® and Nutratein® canola proteins in Canada and Europe.

In addition, Burcon will also:

  expand the production capacity of the semi-works facility to produce sample products in sufficient amounts for major food and beverage companies to conduct product development trials and limited product launches;

  implement a food safety program at its semi-works facility that meets or exceeds the safety requirements for food ingredients of major food and beverage companies;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

  pursue activities to support the expansion of Burcon's investor base, particularly from the US investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.